Exhibit 99.1

Draganfly Selected by Lufthansa Industry Solutions to Strengthen Marine Search and Rescue Infrastructure

Lufthansa Industry Solutions to integrate Draganfly’s drone solutions and Vital Intelligence software with their marine search and rescue solutions.

Los Angeles, CA. January 17, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Lufthansa Industry Solutions, an IT service provider and a subsidiary of Lufthansa Group has entered into a letter of intent with Draganfly to explore providing its drone solutions and Vital Intelligence (VI) technology for use into its existing infrastructure and customer solutions.

Draganfly’s technology will assist in Lufthansa Industry Solutions’ objective of providing the maritime industry with the highest information technology and performance monitoring standard. Draganfly’s drone solutions will be integrated for deployment during marine search and rescue operations and for reconnaissance purposes, adding another layer of safety and security for crew members and passengers.

Draganfly’s search and rescue drone can be utilized when a passenger aboard a vessel falls into the ocean. These specialized drones are high-endurance, multirotor UAVs capable of utilizing Draganfly’s optical and infrared imaging solutions during an active emergency. The company’s drone can be used to thoroughly map certain areas, locate survivors, and begin measuring core vitals.

The reconnaissance drones provided by Draganfly can carry out inspections of cargo and potential hazards on the water. This UAV is a high-endurance, drone that utilizes optical and imaging solutions.

These drones can even function in hazardous areas.

Lufthansa Industry Solutions plans to integrate Draganfly’s Vital Intelligence technology into its Artificial Intelligence as a Service (AIaaS) platform, a package that offers a quick and easy solution for businesses trying to achieve digital transformation. Draganfly’s Vital Intelligence (VI) is software that uses video feed from simple RGB cameras to measure biometric data and share human experience and health insights.

“We are thrilled to partner with Lufthansa Industry Solutions and provide our versatile AI technology for use in their current infrastructure,” said Cameron Chell, President and CEO of Draganfly. “This partnership reflects the growing demand for our drone, AI and data solutions with Tier 1 customers.”

“Draganfly’s support has enabled us to increase our portfolio for the cruise industry,” said Klaus Vollmer, Managing Director of Lufthansa Industrial Solutions Hamburg & VP of Lufthansa Industrial Solutions Miami. “We are looking forward to a long and successful partnership.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Lufthansa Industry Solutions

Lufthansa Industry Solutions is a service provider for IT consulting and system integration. This Lufthansa subsidiary helps its clients with the digital transformation of their companies. Its customer base includes companies both within and outside the Lufthansa Group, as well as more than 300 companies in various lines of business. The company is based in Norderstedt and employs more than 2,300 members of staff at several branch offices in Germany, Albania, Switzerland and the USA. For more information, visit https://www.lufthansa-industry-solutions.com.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the use of Draganfly drones in emergencies and hazardous conditions. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.